

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Mark Doerr
Chief Executive Officer
MedAvail Holdings, Inc.
6665 Millcreek Dr. Unit 1
Mississauga, Ontario L5N-5M4

   Re: MedAvail Holdings, Inc.
    Registration Statement on Form S-3
    Filed on August 12, 2022
    File No. 333-266843

Dear Mr. Doerr:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services